Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

Between

GROWLIFE, INC.

GROWLIFE HYDROPONICS, INC.

Sequoia, LLC,

Pressure Drop Holdings, LLC

Sachin Karia

For Purchase of

ROCKY MOUNTAIN HYDROPONICS, LLC

EVERGREEN GARDEN CENTER, LLC

EVERGREEN GARDEN CENTERS, LLC

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of June 7, 2013, by and between GrowLife, Inc. (the “Parent”), GrowLife Hydroponics, Inc. (the “Buyer”) and Sequoia, LLC, a Delaware limited liability company, Pressure Drop Holdings, LLC a Colorado based limited liability company and Sachin Karia, a natural person (collectively the “Sellers”). As used herein, the term “Parties” shall be used to refer to the Buyer and the Sellers, jointly.

WHEREAS:

A.	Buyer seeks to acquire all of the ownership and membership interest (the “Subject Interest”) of Rocky Mountain Hydroponics, LLC., a Colorado limited liability company (“RMC”), Evergreen Garden Center, LLC, a Maine limited liability company (“EGC”) and Evergreen Garden Centers, LLC, a Delaware limited liability company (“EGC II”)(collectively the “Companies”).
B.	Sellers are willing to sell and transfer all right, title, and interest to the Subject Interest to the Buyer.
C.	Sellers warrant and represent that they are sophisticated and experienced in financial and investment matters and hold and will hold, at the Closing, all right, title, and interest in and to the Subject Interest so as to convey full and unencumbered title to the Buyer pursuant to this Agreement.
D.	Buyer warrants and represents that it is sophisticated and experienced in financial and investment matters.
E.	Sellers have individually and collectively approved the sale and transfer of the Subject Interest of the Companies from the Sellers to the Buyer in accordance with this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the parties agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1. Definitions. The following terms shall have the following meanings for the purposes of this Agreement.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and attorneys’ fees and expenses where the aggregate sum of said amount is greater than Two Hundred and Fifty Dollars ($250.00).

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law.

“Agreement” means this Stock Purchase Agreement, including all exhibits and schedules hereto, as it may be amended from time to time.

“Authority” means any governmental regulatory or administrative body, governmental agency, governmental subdivision or authority, any court or judicial authority, any public, private or industry governmental regulatory authority, whether foreign, national, federal, state or local or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any regulation.

“Backlog” means orders for which there is a specific delivery date for a specified product at a specified price.

“Business” means with respect to the Companies, the business and assets of the Companies as currently conducted as of the date of this Agreement.

“Buyer” has the meaning set forth in the preface above.

“Buyer’s Representative” is Sterling C. Scott.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.3 below.

“Closing” has the meaning set forth in Section 2.3 below.

“Closing Date” means the date on which Closing occurs as set forth in Section 2.3 below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information concerning the Business and affairs of the Companies that is not already generally available to the public.

“Contract“ means any contract, lease, commitment, understanding, sales order, purchase order, agreement, indenture, mortgage, note, bond, right, warrant, instrument, plan, permit or license, whether written or oral, which is intended or purports to be binding and enforceable.

“Directors” shall mean all of the members of the Board of Directors of the Companies.

“Employee” means each employee and leased employee regardless of whether the term is initially capitalized.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit or other retirement, bonus, or incentive plan or program.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to the Companies, any other Person that, together with the Companies, would be treated as a single employer under Section 414 of the Code.

“Financial Statements” means the following:

(b) the unaudited (reviewed) financial statements of Companies for the three (3) month period ending March 31, 2013.

“GAAP” means United States generally accepted accounting principles as in effect from time to time as consistently applied by the Companies.

“Indemnified Party” has the meaning set forth in Section 8 below.

“Intellectual Property” means (a) all inventions (whether patentable or not and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” means what is known or should have been known after reasonable investigation.

“Latest Balance Sheet” means the unaudited balance sheet of the Companies dated as of May 31, 2013 attached hereto as Exhibit A.

“Law” means any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Authority.

“Leased Property” has the meaning set forth in Section 3.14(b) below.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, lien (except for any lien for Taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance.

“Material Adverse Effect” shall mean any circumstances, developments or matters whose effect on the Companies, its prospects, either alone or in the aggregate, is or would reasonably be expected to be materially adverse.

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

"Non-Operating Sellers" means taken together, Sequoia, LLC, a Delaware limited liability company and Sachin Karia, a natural person.

"Operating Seller" means Pressure Drop Holdings, LLC a Colorado based limited liability company.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liabilities” means Liabilities owed to trade creditors, to employees for wages, to governmental entities for payroll and personal property taxes and other like Liabilities incurred in the Ordinary Course of Business with maturities of less than one (1) year.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Purchase Price” means Five Hundred and Fifty Thousand Dollars ($550,000) in US Currency; Eight Hundred Thousand Dollars ($800,000) senior secured convertible note of GrowLife payable at a 12% annual interest rate as set forth in Exhibit B; and 7,857,143 shares of common stock of GrowLife.

“Schedules” means the disclosure schedules accompanying this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller[s]” has the meaning set forth in the preface above.

“Subject Interest” means the complete equity ownership inclusive of all membership units or shares issued and authorized units of ownership of RMH, EGC and EGC II held of record by the Sellers.

“Subsidiary” means any corporation, partnership or limited liability company, with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction” means the acquisition by the Buyer of all of the Subject Interest of the Companies from the Seller, which is the subject of this Agreement.

"Warranty Claim" means a claim by the Buyer the basis of which is that a Warranty is, or is alleged to be, untrue or inaccurate.

"Warranties" means the statements set out in Article III, each a "Warranty".

ARTICLE II
PURCHASE AND SALE OF THE SUBJECT INTEREST

SECTION 2.1. Basic Transaction. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Sellers, and the Sellers agrees to sell, or cause to be sold, to the Buyer, all of the Subject Interest for the Purchase Price specified herein.

SECTION 2.2. Payment of Purchase Price. On the Closing Date by 10 pm PST, in consideration for the Subject Interest, the Buyer shall deliver to the Sellers in accordance with the Sellers' instructions pursuant to clause 2.4(h) below, the Purchase Price inclusive of (i) three (3) cashiers’ checks for cash consideration of $550,000, in aggregate, made payable to Sellers as directed by Sellers, (ii) three (3) irrevocable share certificate authorizations in which the Buyer issues to the Sellers, in aggregate, 7,857,143 shares in common stock in the Parent, and (iii) three (3)12% interest bearing convertible note instruments in which Buyer is obligated to pay the Sellers, in aggregate, $800,000 not later than 2 years from the Closing Date .

SECTION 2.3. The Closing. It is the intent of the parties that the Buyer shall assume control of the Companies immediately on the signing of this Agreement by each of the Parties (the "Closing").

SECTION 2.4. Closing Deliveries by the Sellers. To effect the transfer referred to in Section 2.1 hereof and the delivery of the Purchase Price, the Sellers shall deliver the following at the Closing:

(a) all of the Subject Interests evidencing ownership of the Companies, all of which are and shall be, at Closing, free and clear of any and all Liens, duly endorsed in blank by the Sellers for transfer and accompanied by stock powers duly executed in blank with signature guaranteed under Medallion seal or bank signature guarantee unless transfer agent will accept an alternative documentation to achieve conveyance;

(b) all consents, approvals, releases and waivers from governmental Authorities and other third parties required or necessary to consummate this Transaction satisfactory in form and substance to the Buyer and its counsel;

(d) manually executed action of members of each of RMH, EGC and EGC II electing the Buyer and Sterling C. Scott as the sole Managing Members of RMH, EGC and EGC II and accepting the resignation of all current Members, Managers, Officers and/or Directors of the Sellers;

(e) a certificate of Robert Edmonds Hunt as CEO and the Managing Member of RMH, EGC and EGC II certifying that the statements made in this Agreement are accurate and complete and that this Agreement has been duly approved by unanimous vote of the members of RMH, EGC and EGC II along with the documentation of membership votes;

(f) manually-executed resignation of the Companies’ current officers;

(g) manually-executed instructions signed by each of the members of RMH, EGC and EGC II designating the exact allocations of Seller’s consideration to individual members of RMH, EGC and EGC II.

(h) a copy of all Board and Shareholder minutes and actions from inception of the Companies (and each predecessor of the Companies) to the present;

(i) all other documents required to be delivered to the Buyer pursuant to Article VII hereof not specifically mentioned above in this Section 2.4; and

(j) Sellers will assume responsibility for all filings under Section 16a and 13d, if any, under the Securities and Exchange Act.

all instruments and documents executed and delivered to the Buyer pursuant hereto shall be in form and substance and shall be executed in a manner reasonably satisfactory to the Buyer and its counsel.

SECTION 2.5. Closing Deliveries by the Buyer. To effect the transfer referred to in Section 2.1 hereof and the delivery of the Purchase Price, the Buyer shall deliver the following to the Sellers at the Closing:

(a) three (3) Cashiers’ Checks in the aggregate amount of $550,000 to Sellers in accordance with the instructions provided in accordance with 2.4 (h);

(b) three (3) irrevocable share certificate authorizations in the aggregate amount of 7,857,143 common shares of GrowLife, Inc. to Sellers in accordance with the instructions provided in accordance with 2.4 (h);

(c) three (3)12% interest bearing convertible note instruments in which Buyer is obligated to pay the Sellers, in aggregate, $800,000 not later than 2 years from the Closing Date, to Sellers in accordance with the instructions provided in accordance with 2.4 (h);

(d) all other documents required to be delivered to the Sellers pursuant to Article VI hereof not specifically mentioned above in this Section 2.5; and

all instruments and documents executed and delivered to the Sellers pursuant hereto shall be in form and substance, and shall be executed in a manner satisfactory to the Sellers and their counsel.

ARTICLE III
REPRESENTATIONS OF THE SELLER

The Operating Seller hereby represents and warrants to the Buyer that, and the Non-Operating Sellers hereby warrant to the Buyer that so far as they are aware and except as fairly disclosed to the Buyer, the statements contained in this Article III are correct and complete as of the date of this Agreement, except as set forth in the Schedules hereto. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Schedule identifies the exception with reasonable particularity. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). An item disclosed in any Schedule shall be deemed disclosed for purposes of all Schedules.

SECTION 3.1. Authorization of Transaction. The Sellers have full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Sellers, enforceable in accordance with its terms and conditions. The Sellers need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate this Transaction.

SECTION 3.2. Brokers’ Fees. Neither the Sellers nor the Companies have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to this Transaction for which the Buyer could become liable or obligated.

SECTION 3.3. The Subject Interest. The Sellers hold of record and own beneficially all of the Subject Interest, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws), Taxes, Liens, options, warrants, purchase rights, Contracts, commitments, equities, claims, and demands. The Sellers are not a party to any option, warrant, purchase right, or other Contract or commitment that could require the Sellers to sell, transfer, or otherwise dispose of any of the Subject Interest (other than this Agreement). The Sellers are not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Subject Interest.

SECTION 3.4. Organization, Qualification, and Corporate Power.

(a) The Companies are limited liability companies duly organized, validly existing, and in good standing under the Laws of the State of Colorado, Maine and Delaware. The Companies are duly authorized to conduct business and is in good standing under the Laws of each jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect on the Companies. The Companies have full corporate power and authority and all licenses, Permits, and authorizations necessary to carry on the Business in which it is engaged and to own and use the properties owned and used by it. The copies of the Certificate of Good Standing and Bylaws or Operating Agreements, as the case may be, of the Companies (as amended to date) which have been (or will be) delivered to the Buyer are correct and complete. The minute books (containing the records of meetings of the stockholders, members, the board of directors, and any committees of the board of directors), the certificate books, and the membership record books of the Companies are correct and complete. The Companies are not in default under or in violation of any provision of its Operating Agreements, Charter, or Certificates of Good Standing. The Companies do not own or have any interest in any Subsidiaries.

SECTION 3.5. Capitalization.

(a) The assignments, endorsements, stock powers and other instruments of transfer delivered by the Seller to the Buyer at the Closing will be sufficient to transfer the Sellers entire interest, legal and beneficial, in the Subject Interest and, after such transfer, the Buyer shall own all of the Subject Interest. The Sellers have full power and authority (including full corporate power and authority) to convey good and marketable title to all of the Subject Interest, and upon transfer to the Buyer of the certificates representing such Subject Interest, the Buyer will receive good and marketable title to the Subject Interest, free and clear of all Liens.

SECTION 3.6. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of this Transaction will (i) violate any constitution, Law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Companies are subject or any provision of the Articles of Incorporation or Bylaws of the Companies, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract, lease, license, instrument, or other arrangement to which any of the Companies are a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets). The Companies need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the parties to consummate this Transaction.

SECTION 3.7. Subsidiaries. The Companies do not have any direct or indirect Subsidiaries, either wholly or partially owned and the Companies do not have any direct or indirect economic, voting or management interest in any Person or own any securities issued by any Person.

SECTION 3.8. Financial Statements. The Financial Statements of the Companies have been provided prior to Closing. Such financial Statements have been prepared in accordance with GAAP and present fairly the financial position, assets, and Liabilities of the Companies as of the dates thereof and the revenues, expenses, results of operations of the Companies for the periods covered thereby. The Financial Statements were prepared from the books and records of the Companies and do not reflect any transactions which are not bona fide transactions.

SECTION 3.9 Events Subsequent to Latest Balance Sheet. Since the date of the Latest Balance Sheet dated March 31, 2013, there has not been any change in the Business, financial condition, operations, results of operations, or future prospects of the Companies or in any item set forth on any of the Schedules attached hereto, which would have a Material Adverse Effect on the Companies:

(a) the Companies have not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business to which the Companies are or will be bound on or after the Closing;

(b) the Companies have not entered into any Contract, lease, or license (or series of related Contracts, leases, and licenses) involving more than Two Hundred Dollars ($200.00) or outside the Ordinary Course of Business to which the Companies are or will be bound on or after the Closing;

(c) no party (including the Companies) has accelerated, terminated, modified, or canceled any agreement, Contract, lease or license (or series of related Contracts, leases and licenses) to which the Companies are a party or by which it is or will be bound on or after the Closing;

(d) the Companies have not imposed and is not aware of any Lien upon any of its assets, tangible or intangible to which the Companies is or will be bound on or after the Closing;

(e) the Companies have not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) to which the Companies is or will be bound on or after the Closing;

(f) the Companies have not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than One Hundred Dollars ($100.00) either individually or in the aggregate to which the Companies is or will be bound on or after the Closing;

(g) Not used;

(h) the Companies have not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business to which the Companies is or will be bound on or after the Closing;

(i) the Companies have not cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than One Hundred Dollars ($100.00) or outside the Ordinary Course of Business to which the Companies is or will be bound on or after the Closing;

(j) the Companies have not granted any license or sublicense of any rights under or with respect to any Intellectual Property to which the Companies is or will be bound on or after the Closing;

(k) there have been no changes made or authorized in the Operating Agreements or Bylaws of the Companies and there are no commitments or arrangements which would reasonably cause or result in such change;

(l) the Companies have not issued, sold, or otherwise disposed any of its membership units or capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock to which the Companies is or will be bound on or after the Closing;

(m) the Companies have not declared, set aside, or paid any dividend or made any distribution with respect to its membership units or capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any capital stock;

(m) the Companies do not have any outstanding any loan from, or entered into any other transaction with, any of its Directors, officers, employees or Affiliates and to the extent such indebtedness existed as of the financial statements of the Companies on March 31, 2013 such obligations are released and satisfied as of Closing;

(o) the Companies are not a party to any employment Contract or collective bargaining agreement, written or oral, or modified the terms of any existing such Contract or agreement;

(p) at Closing, the Companies will not have any obligation to any Person for any employment compensation, consulting fees, or any taxes arising out of or related thereto;

(q) the Companies have no outstanding bonus, profit sharing, incentive, severance, or other plan, Contract, or commitment for the benefit of any of its Directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan); and

(r) there has not been any other occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business of any of the Companies.

SECTION 3.10. Undisclosed Liabilities.

(a) Except as set forth on Schedule 3.11, the Companies have no Liability (and to the Knowledge of the Sellers there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for Liabilities set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement, or violation of Law or arose out of any charge, complaint, actions, suit, claim, proceeding or demand).

SECTION 3.11. Legal Compliance. The Companies have complied with all applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges there under) of federal, state, local, and foreign governments (and all agencies thereof), and, to the knowledge of Sellers and the members of Sellers, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply.

SECTION 3.12. Tax Matters.

(a) Except to the extent subject to valid extensions to the duty to file any such Tax Return, the Companies have duly and timely filed all Tax Returns that they have been required to file. All such Tax Returns were correct and complete in all respects. Except to the extent subject to a valid extension, all Taxes owed by the Companies (whether or not shown on any Tax Return) have been timely paid.

(b) The Companies have maintained adequate provision for all unpaid Liabilities for Taxes, whether or not disputed, that have accrued with respect to or are applicable to the period ended on and including the Closing Date or to any years and periods prior thereto and for which the Companies may be directly or contingently liable in its own right or as a transferee of the assets of, or successor to, any Person. The Companies have not incurred any Tax Liabilities other than in the Ordinary Course of Business for any taxable year for which the applicable statute of limitations has not expired. No claim has ever been made by an Authority in a jurisdiction where the Companies did not pay Taxes or file Tax Returns and is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of any of the Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

(c) Since inception, none of the Tax Returns of the Companies have ever been audited or investigated by any taxing Authority, and no facts exist which would constitute grounds for the assessment of any additional Taxes by any taxing Authority with respect to the taxable years covered in such Tax Returns. No issues have been raised in any examination by any taxing Authority with respect to the businesses and operations of the Companies which, by application of similar principals, reasonably could be expected to result in a proposed adjustment to the Liability for Taxes for any other period not so examined. Neither the Companies nor the members (and person responsible for Tax matters) of the Companies have received, or expect to receive, from any taxing Authority any written notice of a proposed adjustment, deficiency, underpayment of Taxes or any other such notice which has not been satisfied by payment or been withdrawn, and no claims have been asserted relating to such Taxes against the Companies.

(d) Schedule 3.13 lists all federal, state, local, and foreign income Tax Returns filed with respect to Companies for taxable periods for which the applicable statue of limitations has not expired, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Seller has delivered to the Buyer correct and complete copies of all federal, state, local and foreign income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Companies for taxable periods for which the applicable statute of limitations has not expired. The Companies have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) The Companies have withheld and paid all Taxes required to have been withheld and paid including, without limitation, sales and use taxes, and all Taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(f) The Companies have not filed a consent to the application of Section 341(f) of the Code.

(g) The Companies will not be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any corresponding provision of state, local or foreign Tax Law) in taxable income for any Tax period beginning on or after the Closing Date, or (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax Law), to include any item of income in, or exclude any item of deduction from, any Tax period beginning on or after the Closing Date.

(h) The Companies have disclosed on its income Tax Returns all positions taken therein that could give rise to an accuracy-related penalty under Section 6662 of the Code (or any corresponding provision of Tax law).

(i) The Companies are not a party to any Tax allocation or sharing agreement. The Companies are not subject to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for federal income Tax purposes.

(j) None of the assets of the Companies constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code, and none of the assets reflected on the Financial Statements is subject to a lease, safe harbor lease or other arrangement as a result of which the Company holding legal title to the asset is not treated as the owner for federal income Tax purposes.

(k) The basis of all depreciable or amortizable assets, and the methods used in determining allowable depreciation or amortization (including cost recovery) deductions of the Companies are correct and in compliance with the Code and the regulations there under in all material respects.

(l) The Companies not a “foreign persons” as defined in Section 1445(f)(3) of the Code.

(m) The Companies have not: (A) been a member of an Affiliated Group filing a consolidated federal income Tax Return or (B) any Liability for the Taxes of any Person (other than itself) under Treas. Reg. §1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract, or otherwise.

(n) The Companies are not a party to or otherwise subject to any arrangement having the effect of or giving rise to the recognition of a deduction or loss in a taxable period ending on or before the Closing Date and a corresponding recognition of taxable income or gain in a taxable period ending after the Closing Date, or any other arrangement that would have the effect of or give rise to the recognition of taxable income or gain in a taxable period ending after the Closing Date without the receipt of or entitlement to a corresponding amount of cash.

SECTION 3.13. Real Property.

(a) The Companies do not own or hold any ownership interest in any real property. In addition, the Companies do not own or hold any leases, subleases, licenses, concessions, or other Contracts, written or oral, granting to any party or parties the right of use or occupancy of any portion of the parcel of Owned Property. The Companies do not hold any real property leased or subleased to it (the “Leased Property”).

SECTION 3.14. Intellectual Property.

(a) The intellectual property owned by Sellers consists of pending and issued federal trademarks and urls that shall be transfered to Parent within seven (7) days of Closing.

(b) To the Knowledge of the Sellers there are no outstanding or threatened claims asserting that the Companies have interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the businesses as presently conducted.

SECTION 3.15. Tangible Assets. The Companies own tangible assets and equipment that are detailed in the Sellers financial statements and records of insurance.

SECTION 3.16. Inventory. The Sellers have inventory and equipment that on closing shall transfer to Buyer.

SECTION 3.17. Notes and Accounts Receivable. The Companies have accounts receivable that on closing shall transfer to Buyer.

SECTION 3.18. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Companies.

SECTION 3.19. Insurance. The Companies have general business liability insurance for leased premises and vehicles that on closing shall transfer to Buyer.

SECTION 3.20. Litigation. The Companies are not a party to any Litigation and are not (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) are not a party or to the Knowledge of the Sellers and the officer of the Companies, threatened to be made a party to any action, suit, proceeding, baring, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. There are no known actions, suits, proceedings, hearings, and investigations which would reasonably be expected to result in any adverse change in the business, financial condition, operations, results of operations, or future prospects of the Sellers. Neither the Sellers nor the officers of the Companies have any reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Companies. Neither the Sellers nor the Companies have any Liability with respect to any claims or threatened claims by third parties relating to any sale or proposed sale of the Subject Interest. Neither the Sellers, nor the Companies are a party to any litigation relating to such claims and, to the Knowledge of the Sellers and the Companies, no such litigation is threatened.

SECTION 3.21. Product Warranty. The Companies have not manufactured any product or delivered any service to any third party.

SECTION 3.22. Product Liability. The Companies do not have Liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or un-accrued, whether liquidated or un-liquidated, and whether due or to become due) arising out of any injury to individuals or property.

SECTION 3.23. Employees. The Companies have no Liability to any employee, consultant, contractor, and other person.

SECTION 3.24. Employee Benefits.

(a) General. The Companies are not a plan sponsor of or maintain, contribute to, have contributed to, participates in or have participated in, or have any liability or contingent Liability with respect to:

(i) any Employee Welfare Benefit Plan or Employee Pension Benefit Plan;

(ii) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to Contract, arrangement, custom or informal understanding, which does not constitute an Employee Welfare Benefit Plan or Employee Pension Benefit Plan; or

(iii) any employment agreement;

(b) Compliance with Employee Benefit Laws; Liabilities. The Companies have no Liability under any Employee Benefit Plans and the Companies have no Liability or contingent Liability for providing, under any Employee Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory Liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and section 4980B of the Code. The Companies do not contribute to, have not contributed to, have not participated in, and do have any Liability or contingent Liability with respect to any Multiemployer Plan.

SECTION 3.25. Environmental Matters.

(a) The Companies have complied and are in compliance with all Environmental Laws and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or, to the Knowledge of the Seller and the Companies, commenced against any of them alleging any such failure to comply.

SECTION 3.26. Improper and Other Payments.

(a) The Companies or any Affiliate or any Person acting on behalf of either of them, have not made, paid or received any bribes, kickbacks or other similar payments to or from any Person, whether lawful or unlawful;

(b) No contributions have been made, directly or indirectly, to a domestic or foreign political party or candidate.

(c) No improper foreign payment (as defined in the Foreign Corrupt Practices Act) has been made; and

(d) The internal accounting controls of the Companies are adequate to detect any of the foregoing.

SECTION 3.27. Investments/Loans; Affiliates. On the Closing Date the Companies shall have no equity interests in, or loans or other advances to or from any third party.

SECTION 3.28. Taxes. On the Closing Date the Companies shall have no Liability for any Taxes with respect to any periods ending on or before the Closing Date.

SECTION 3.29. Accuracy of Statements. Neither this Agreement nor any Schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by the Sellers to the Buyer or any of the Buyer’s Representatives or any Affiliate of the Buyer in connection with this Agreement or this Transaction contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

SECTION 3.30. Accredited Investors. Sellers are accredited investors within the meaning of Sections 3(b), 4(2) and 4(6) of the Securities Act of 1933, as amended and Regulation D promulgated thereunder.

SECTION 3.31. Warranty Claims. With respect to the Non-Operating Sellers, the Warranties and any Warranty Claim are subject to the limitations and other previsions set out in Schedule 1.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV).

SECTION 4.1. Organization of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of its domicile. The Buyer is not in default under or in violation of any provision of its articles of incorporation or bylaws.

SECTION 4.2. Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate this Transaction.

SECTION 4.3. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of this Transaction, will (i) violate any constitution, Law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, Contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject.

SECTION 4.4. Brokers’ Fees. The Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to this Transaction for which the Seller could become liable or obligated.

SECTION 4.5. Accuracy of Statements. Neither this Agreement nor any Schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of the Buyer to Sellers or any representative or Affiliate of the Sellers in connection with this Agreement or this Transaction contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V
COVENANTS

SECTION 5.1. General. The Operating Seller will use his or its best efforts, and the Non-Operating Sellers will use their reasonable efforts, to take all action and to do all things necessary in order to consummate and make effective this Transaction (including satisfaction, but not waiver, of the closing conditions set forth in Articles VI and VII below).

SECTION 5.2. Notices and Consents. The Sellers will give any notices to third parties, and will cause the Sellers to obtain any third party consents, that the Buyer may reasonably request.

SECTION 5.3. Operation of Business. Since March 29, 2013, the date of the letter of intent between the Parties for this transaction to and including the Closing Date, the Sellers have operated at all times in the Ordinary Course of Business and the Operating Seller has used commercially reasonable efforts to preserve intact the present business organization and personnel of the Companies, preserving the business relationships of the Companies with other Persons material to the operation of the Companies, and not permitting any action or omission which would cause any of the representations or warranties of the Companies contained herein to become inaccurate or any of the covenants of the Companies to be breached.

SECTION 5.4. Notice and Supplemental Information. The Operating Seller and the Buyer shall each give prompt notice to the other parties of any material adverse development causing a breach of any of their respective representations and warranties in Articles III and IV respectively, and of their respective covenants contained in this Article V. In addition, the Operating Seller will, from time to time, as necessary, within a reasonable period of time following the Closing, by notice in accordance with the terms of this Agreement, supplement or amend the Schedules, including one or more supplements or amendments to correct any matter which would constitute a breach of any representation, warranty, agreement or covenant contained herein.

SECTION 5.5. Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer and the Companies; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will use its best efforts to advise the other parties prior to making the disclosure).

SECTION 5.6. Transition. The Sellers will not take any action, and the Sellers will not cause the Companies to take any action, that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Companies from maintaining the same business relationships with the Companies after the Closing as it maintained with the Companies prior to the Closing.

SECTION 5.7. Post-Closing Covenants. The Sellers and the Buyer agree as follows with respect to the period following the Closing:

(a) In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article VIII). From and after the Closing the Buyer will be entitled to access all documents, books, records, agreements, and financial data of any sort relating to the Companies that was not received by the Buyer at the Closing.

(b) In the event and for so long as any party hereto actively is contesting or defending against any charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand in connection with (i) this Transaction or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Companies, each of the other parties hereto will cooperate with him or it and his or its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article VIII).

ARTICLE VI
CONDITIONS TO OBLIGATION OF THE BUYER

The obligation of the Buyer to consummate this Transaction is subject to satisfaction of the following conditions:

SECTION 6.1. Representations and Warranties True as of Closing Date. Subject to Article III, the representations and warranties set forth in Article III shall have been accurate, true and correct on and as of the date of this Agreement, and shall also be accurate, true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

SECTION 6.2. Compliance with Covenants. The Sellers shall have performed and complied with all of the covenants hereunder in all material respects through the Closing.

ARTICLE VII
CONDITIONS TO OBLIGATION OF THE SELLER

The obligation of the Sellers to consummate this Transaction is subject to satisfaction of the following conditions:

SECTION 7.1. Representations and Warranties True as of Closing. The representations and warranties set forth in Article IV shall have been accurate, true and correct on and as of the date of this Agreement, and shall also be accurate, true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

SECTION 7.2. Compliance with Covenants. The Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

SECTION 7.3. Actions or Proceedings. No action, suit, or proceeding shall be pending before any court or quasi judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of this Transaction or (B) cause this Transaction to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

SECTION 7.4. Certificate. The Buyer shall have delivered to the Sellers a certificate to the effect that each of the conditions specified above in Sections 7.1 - 7.3 is satisfied in all respects.

SECTION 7.5. Documents. All actions to be taken by the Buyer in connection with the consummation of this Transaction and all certificates, opinions, instruments, and other documents required to effect this Transaction will be reasonably satisfactory in form and substance to the Seller.

ARTICLE VIII
SURVIVAL AND REMEDY; INDEMNIFICATION

SECTION 8.1. Survival of Representations and Warranties. All of the terms and conditions of this Agreement, together with the warranties, representations, agreements and covenants contained herein or in any instrument or document delivered or to be delivered pursuant to this Agreement, shall survive the execution of this Agreement and the Closing Date, notwithstanding any investigation heretofore or hereafter made by or on behalf of any party hereto; provided, however, that:

(a) as between the Buyer and the Operating Seller, unless otherwise stated, the agreements and covenants set forth in this Agreement shall survive and continue until November 30, 2014; and

(b) as between the Buyer and the Non-Operating Sellers, unless otherwise stated, the agreements and covenants set forth in this Agreement shall survive and continue until December 7, 2013.

(together the “Indemnification Period”).

SECTION 8.2. Indemnification by the Sellers. In the event that, during the Indemnification Period there is (i) a breach (or an alleged breach) of any of the representations or warranties made by, or any breach of or failure to perform any covenant, agreement or obligation of, the Operating Seller in this Agreement or any other document contemplated hereby, or in any document relating hereto or thereto or contained in any exhibit or Schedule to this Agreement, (ii) any Liabilities, Adverse Consequences or remediation, clean-up or similar obligations or costs under Environmental Laws and relating to the Business and activities or the ownership, operation or lease by the Companies of facilities in respect of any periods prior to the Closing, or (iii) any demands, assessments, judgments, costs and reasonable legal and other expenses or other Adverse Consequences arising from, or in connection with, any investigation, action, suit, proceeding or any of the foregoing and, if there is an applicable survival period pursuant to Section 8.1, then, in each case, provided that the Buyer made a written claim for indemnification and provided that Buyer incurs an aggregate of Two Hundred Dollars ($200.00) in out-of-pocket expenses and costs in connection with any of the foregoing (the “Threshold Amount”), then thereafter the Operating Seller agrees to indemnify the Buyer and its Affiliates from and against the entirety of any Adverse Consequences the Buyer Indemnified Parties may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by any breach (or alleged breach) of the foregoing.

SECTION 8.3. Indemnification by the Buyer. Provided that the Sellers make a written claim for indemnification against the Buyer within the survival period set forth in Section 8.1 and that the amount sought by Buyer, together with amounts previously sought by Seller pursuant to this Section 8.3, is in excess of Two Hundred Dollars ($200.00), the Buyer agrees to indemnify the Seller against, and agrees to hold him harmless from, any and all Adverse Consequences the Sellers may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Sellers may suffer through and after the end of the applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by (i) any breach of or any inaccuracy in any representation or warranty made by the Buyer pursuant to this Agreement, any agreement, or instrument contemplated hereby, any document relating hereto or thereto or contained in any exhibit or Schedule to this Agreement; (ii) any breach of or failure by the Buyer to perform any agreement, covenant or obligation of the Buyer set out in this Agreement, any agreement, or instrument contemplated hereby, any document relating hereto or thereto or contained in any exhibit or Schedule to this Agreement; and (iii) any obligations and Liabilities in respect of the Companies from and after the Closing Date.

SECTION 8.4. Other Indemnification Provisions.

(a) The liability of any party under this Article VIII shall be in addition to, and not exclusive of any other liability that such party may have at law or equity based on a party’s fraudulent acts or omissions. None of the provisions of this Agreement shall be deemed a waiver of any defenses which may be available in respect of actions or claims for fraud including, but not limited to, defenses of statutes of limitations or limitations of damages.

(b) The Operating Seller hereby agrees that it will not make any claim for indemnification against the Companies by reason of the fact that he was a director, manager, officer, employee, or agent of any such entity or was serving at the request of any such entity as a partner, member, trustee, director, manager, officer, employee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought by the Buyer against the Seller (whether such action, suit, proceeding, complaint, claim, or demand is pursuant to this Agreement, applicable Law, or otherwise).

(c) Indemnification claims shall be reduced, by and to the extent, that an Indemnified Party shall be entitled to receive proceeds under insurance policies, risk sharing pools, or similar arrangements specifically as a result of, and in compensation for, the subject matter of an indemnification claim by such Indemnified Party, net of any increased premiums or similar costs arising out of the making of such claims against such arrangements; provided, however, that indemnification claims shall be reduced by Tax benefits, if any.

(d) The Buyer shall have the right to offset indemnification amounts due them from the Sellers pursuant to this Agreement against payments due to the Sellers pursuant to this Agreement or any other agreement between the Buyer and the Sellers.

ARTICLE IX
TAX MATTERS

SECTION 9.1. Tax Matters. The following provisions shall govern the allocation of responsibility as between the Buyer and the Sellers for certain tax matters following the Closing Date:

SECTION 9.2. Tax Periods Ending on or Before the Closing Date. The Sellers shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Companies for all periods ending on or prior to the Closing Date (federal and state returns). The Sellers shall permit the Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing. The Buyer and the Sellers shall attempt in good faith to resolve any disagreements regarding such Tax Returns; provided, however, that the final decision regarding any such Tax Return shall rest with the Sellers.

SECTION 9.3. Tax Periods Beginning Before and Ending After the Closing Date. The Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Companies for Tax periods which begin after the Closing Date. The Buyer and the Sellers shall attempt in good faith to resolve any disagreements regarding such Tax Returns; provided, however, that the final decision regarding any such Tax Return shall rest with the Buyer. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such Tax period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date. Any credits relating to a Tax period that begins before and ends after the Closing Date shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Companies.

SECTION 9.4. Cooperation on Tax Matters.

(a) The Buyer and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article IX and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller agrees (A) to retain all books and records with respect to Tax matters pertinent to the Companies, as the case may be, relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing Authority, and (B) to give the other party reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the other party so requests, the Seller, as the case may be, shall allow the other party to take possession of such books and records.

(b) The Buyer and the Sellers further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to this Transaction); provided, however, that no party shall be required to take any action which would reasonably be expected to have an adverse effect on such party.

(c) The Buyer and the Sellers further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

SECTION 9.5. Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by the Buyer when due.

ARTICLE X
MISCELLANEOUS

SECTION 10.1. Expenses. Each party will bear his or its own costs and expenses (including, but not limited to, legal fees and expenses) incurred in connection with this Agreement and this Transaction.

SECTION 10.2. No Third-Party Beneficiaries. Subject to the provisions of Section 11.5, this Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.

SECTION 10.3. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

SECTION 10.4. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Buyer and the Sellers; provided, however, that the Buyer may, upon prior written notice (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder) and (iii) grant a security interest in respect of its rights hereunder to its lenders.

SECTION 10.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

SECTION 10.6. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.7. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two (2) business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

(a) If to the Operating Seller, addressed as follows:

Pressure Drop Holdings, LLC

30 Blueberry Road

Marblehead, MA 01945 Attn: Robert Hunt

(b)	If to the Non-Operating Sellers, addressed as follows:

Brian Gillespie

PO Box 506678

Dubai,

United Arab Emirates

with a copy to:

Sachin Karia

PO Box 506678

Dubai,

United Arab Emirates

(c)	If to the Buyer, addressed as follows:

GrowLife Hydroponics, Inc.

20301 Ventura Blvd #126

Woodland Hills, CA 91364 USA

Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

SECTION 10.8. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of California as if this Agreement were fully performed and all obligations recited herein were undertaken solely within the State of California without giving effect to any choice or conflict of Law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California. Any dispute or claims made under this Agreement or any attempt to enforce the terms of this Agreement shall be resolved in Los Angeles California.

SECTION 10.9. Arbitration. Any dispute or claim arising to or in any way related to this Agreement shall be settled by arbitration in Los Angeles, California. All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association ("AAA"). AAA shall designate an arbitrator from an approved list of arbitrators following both parties' review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration. A demand for arbitration shall be made within a reasonable time after the claim, dispute, or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the parties included in the arbitration. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.

SECTION 10.10. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

SECTION 10.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

SECTION 10.12. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

SECTION 10.13. Incorporation of Exhibits, Annexes, and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“Buyer”

GrowLife Hydroponics, Inc.

By: ___/s/ Sterling Scott__________________

Name: Sterling Scott

GrowLife, Inc.

By: ___/s/ Sterling Scott_________________

Name: Sterling Scott

“Sellers”

Sequoia, LLC

By: ____/s/ Brian Gillespie________________

Name: Brian Gillespie

Sole Member

Pressure Drop Holdings, LLC

By: ___/s/ Robert Hunt_________________

Name: Robert Edmonds Hunt

Chief Executive and Chief Financial Officer

Sachin Karia

___/s/ Sachin Karia________________

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

SCHEDULE 1

Warranty Claims

1.	Acknowledgement

The Buyer acknowledges and agrees that it is not aware of any matter or circumstance which is inconsistent with any of the Warranties or makes any of them untrue or inaccurate.

2.	Notice

If the Buyer becomes aware of a matter or circumstance which may give rise to a claim in Warranty Claim, the Non-Operating Sellers shall not be liable in respect of it unless the Buyer gives notice to the Non-Operating Sellers specifying the relevant facts (including, without limitation, the Buyer's estimate, on a without prejudice basis, of the amount of such claim) as soon as reasonably practicable (and in any event within 30 days) after it or the relevant Buyer's Affiliate (as the case may be) becomes aware of that matter or circumstance. The Non-Operating Sellers shall not be liable for any losses in respect of a Warranty Claim to the extent that they are increased, or are not reduced, as a result of any failure by the Buyer to give notice as contemplated by this paragraph.

3.	Exclusions
3.1	The Non-Operating Sellers shall not be liable in respect of a Warranty Claim to the extent that the matter or circumstance giving rise to that claim:
(a)	was taken into account in the accounts of the Companies or is otherwise reflected in such accounts (including, without limitation, by way of a note or a statement in any report forming part of the accounts); or
(b)	arises directly or indirectly from any matter or circumstance fairly disclosed to the Buyer; or
(c)	is a matter or circumstance of which the Buyer has actual, imputed or constructive knowledge at the date of this Agreement (and, without prejudice to the generality of the foregoing, the Buyer shall be deemed to have actual knowledge of all written and oral communication made to Sterling Scott and otherwise made available to any member of the Buyer's senior management on or before the date of this agreement]; or
(d)	has been or is made good or is otherwise compensated for without cost to the Buyer or any of the Buyer's Affiliates.
3.2	The Non-Operating Sellers shall not be liable in respect of a Warranty Claim to the extent the relevant liability would not have arisen but for:
(a)	a change in legislation or a change in the interpretation of legislation on the basis of case law made after the date of this agreement (whether relating to Taxes, the rate of taxtion or otherwise) or any amendment to or the withdrawal of any practice previously published by an Authority, in either case occurring after the date of this Agreement, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part; or
(b)	any change after Closing of the date to which any of RMH, EGC or EGC II makes up its accounts or in the bases, methods, principles or policies of accounting of any such company other than a change which is reported by the auditors for the time being of that company to be necessary in their opinion because such bases, methods, principles or policies of accounting as at the date of Closing are not in accordance with any published accounting practice or principle then current; or
(c)	any act or omission of the Companies on or before Closing carried out at the written request of the Buyer or any act or omission of the Buyer or such company after Closing; or
(d)	any failure or omission by the Companies to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent or to do any other thing under the provisions of any enactment or regulation relating to Taxes after Closing, the making, giving or doing of which was taken into account in computing the provisions for Taxes in the accounts of each of the Companies; or
(e)	a cessation, or any change in the nature or conduct, of any trade carried on by any of the Companies at Closing, being a cessation or change occurring on or after Closing.
3.3	The Non-Operating Sellers shall not be liable in respect of a Warranty Claim related to a Tax liability if any profits or amount to which the relevant Taxes is attributable were earned or received by or accrued to the Companies but were not reflected in the Companies ' accounts.
4.	Financial limits

The liability of the Non-Operating Sellers under or in respect of the Warranties shall be limited as follows:

(a)	the Non-Operating Sellers shall not be liable in respect of, and there shall be disregarded for all purposes, any Warranty Claim unless the amount of the damages to which the Buyer would, but for this subparagraph, be entitled as a result of that Warranty Claim exceeds $10,000;
(b)	the Non-Operating Sellers shall not be liable in respect of any Warranty Claim except to the extent that the amount of damages resulting from any and all Warranty Claims (other than claims disregarded as contemplated by subparagraph (a) above) exceed in aggregate $50,000; and
(c)	the maximum aggregate liability of the Non-Operating Sellers in respect of any and all Warranty Claims and any shall not exceed $350,000.
5.	Time limits

The liability of the Non-Operating Sellers in respect of the Warranties shall terminate on December 7 2013,except in respect of any Warranty Claim of which notice is given to the Non-Operating Sellers as contemplated by clause 2 of this Schedule 1 before the relevant date. The liability of the Non-Operating Sellers in respect of any Warranty Claim shall in any event terminate if proceedings in respect of it is based on a liability which is contingent only, within three months after such contingent liability gives rise to an obligation to make a payment.

6.	Assessment of damages

Any damages in respect of a Warranty Claim shall be assessed on the basis of the diminution in value of the Shares (which value shall not be taken to be greater than fifty per cent (50%) of the consideration received by the Non-Operating Sellers pursuant to this Agreement) directly attributable to the matter or circumstance giving rise to that Warranty Claim (after taking into account all compensating factors) and not on any other basis.

7.	Payment of damages

Any payment made by the Non-Operating Sellers in respect of a Warranty Claim, to the maximum extent possible, be deemed to be a reduction in the consideration received by the Non-Operating Sellers pursuant to this Agreement.

8.	Third party claims
8.1	If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability of the Companies to a third party (a "Third Party Claim"), the Buyer shall, until the earlier of such time as the Non-Operating Sellers shall give any notice as contemplated by clause 2 and such time as any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise finally disposed of:
(a)	procure that each of the relevant Companies consults with the Non-Operating Sellers, and takes account of the requirements of the Non-Operating Sellers, in relation to the conduct of any dispute, defence, compromise or appeal of the Third Party Claim;
(b)	keep, or procure that each of the relevant the Companies keeps, the Non-Operating Sellers promptly informed of the progress of the Third Party Claim and provide, or procure that each of the relevant the Companies provides, the Non-Operating Sellers with copies of all relevant documents and such other information in the Buyer's or the Companies' possession as may be requested by the Non-Operating Sellers; and
(c)	procure that none of the relevant Companies shall cease to defend the Third Party Claim or make any admission of liability, agreement or compromise in relation to the Third Party Claim without the prior written consent of the Non-Operating Sellers.
8.2	Nothing in this paragraph 8 shall require the provision by any person of any information to the extent such provision would contravene any applicable law or regulation or would breach any duty of confidentiality owed to any third party. If any information is provided by any person (the "Provider") to any other person (the "Recipient") pursuant to this paragraph 8:
(a)	that information shall only be used by the Recipient in connection with the Third Party Claim; and
(b)	to the extent that information is privileged:
(i)	no privilege shall be waived by reason of or as a result of its being provided to the Recipient; and
(ii)	if a third party requests disclosure by the Recipient in relation to that information, if the Recipient is the Non-Operating Sellers or the Buyer, the Recipient shall promptly notify the Provider and, to the extent it can do so, itself assert privilege in opposition to that disclosure request.
9.	Mitigation

Nothing in this Agreement shall be deemed to relieve the Buyer from any common law duty to mitigate any loss or damage incurred by it as a result of any of the Warranties being untrue or inaccurate.

10.	Recovery from third parties

If:

(a)	the Non-Operating Sellers makes a payment in respect of a Warranty Claim (the "Damages Payment");
(b)	at any time after the making of such payment any of the Companies or the Buyer receives any sum other than from the Non-Operating Sellers which would not have been received but for the matter or circumstance giving rise to that Warranty Claim (the "Third Party Sum");
(c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and
(d)	the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Buyer in full for the loss or liability which gave rise to the Warranty Claim in question (such excess being the "Excess Recovery"), the Buyer shall, promptly following receipt of the Third Party Sum by it or the Companies, repay to the Non-Operating Sellers an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.

11.	Insurance

Without prejudice to the Buyer's duty to mitigate any loss in respect of any of the Warranties being untrue or inaccurate, if in respect of any matter which would otherwise give rise to a Warranty Claim, any of the Group Companies is entitled to claim under any policy of insurance (or would have been so entitled had it maintained in force its insurance cover current at Closing), the amount of insurance monies to which that the Companies are or would have been entitled shall reduce pro tanto or extinguish that Warranty Claim.

12.	Group Companies

The Buyer shall refrain from doing, and shall procure that the Group Companies shall refrain from doing, any act or thing (other than in the ordinary course of business of the Group Companies) which may give rise to a Warranty Claim which would not otherwise arise.

13.	Contingent liabilities

If any Warranty Claim is based upon a liability which is contingent only, the Non-Operating Sellers shall have no obligation to make a payment in respect thereof unless (and until) such contingent liability gives rise to an obligation to make a payment before December 7 2013.

14.	Waiver of set off rights

The Buyer waives any and all rights of set off, counterclaim, deduction or retention against or in respect of any of its payment obligations under this agreement or any of the other agreements executed with the Non-Operating Seller which it might otherwise have by virtue of any Warranty Claim.

15.	Remedy of breaches

If the matter or circumstance giving rise to a Warranty Claim is capable of remedy, the Non-Operating Sellers shall have no liability in respect of that Warranty Claim unless the relevant matter or circumstance is not remedied within 30 days after the date on which the Non-Operating Sellers is given notice as contemplated by paragraph 2 of this Schedule 1 in relation to that matter or circumstance. The Buyer shall procure that the Non-Operating Sellers is given the opportunity in that 30 day period to remedy the relevant matter or circumstance and shall, without prejudice to paragraph 9 of this Schedule 1, provide, and shall procure that each of the relevant Companies shall provide, all reasonable assistance to the Non-Operating Sellers to remedy the relevant matter or circumstance.

16.	On sales

The Non-Operating Sellers shall have no liability in respect of any Warranty Claim arising out of a matter or circumstance affecting the Companies if the notice given under paragraph 2 of this Schedule 1 in relation to the relevant matter or circumstance is given at a time when one of the Companies concerned has ceased to be a subsidiary of the Buyer.

17.	Consequential loss

The Non-Operating Sellers shall have no liability under or in respect of the Warranties for any loss of business or profits, or in connection with any indirect or consequential loss or any punitive or aggravated damages, arising out of any matter or circumstance giving rise to a Warranty Claim.

EXHIBIT A

FINANCIAL STATEMENTS

EXHIBIT B

12% Senior Secured Convertible Note